As filed with the Securities and Exchange Commission on September 2, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Xcel Energy Inc.

(Exact name of registrant as specified in its charter)

MINNESOTA (State or other jurisdiction of incorporation or organization)	41-0448030 (I.R.S. Employer Identification Number)

800 Nicollet Mall

Minneapolis, Minnesota 55402
(612) 330-5500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

WAYNE H. BRUNETTI President and Chief Executive Officer Xcel Energy Inc. 800 Nicollet Mall Minneapolis, Minnesota 55402 (612) 330-5500	RICHARD C. KELLY Vice President and Chief Financial Officer Xcel Energy Inc. 800 Nicollet Mall Minneapolis, Minnesota 55402 (612) 330-5500

(Name and address, including zip code, of agent for service)

Copy to:

ROBERT J. JOSEPH
Jones Day
77 West Wacker
Chicago, Illinois 60601
(312) 269-4176

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☑

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	Per Unit(1)	Offering Price	Registration Fee

Common Stock (par value $2.50 per share)	15,000,000	$14.48	$217,200,000	$17,571.48

Rights to Purchase Common Stock (par value $2.50 per share)(2)	15,000,000

(1)	These amounts are estimates made solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, and are based on the average of the high and low prices of the registrant’s common stock on the New York Stock Exchange on August 26, 2003.

(2)	One right to purchase common stock automatically trades with each share of common stock.

Xcel Energy Inc.

800 Nicollet Mall, Suite 3000

Minneapolis, Minnesota 55402-2023
(612) 330-5500

Dividend Reinvestment and Cash Payment Plan

Common Stock
($2.50 par value)

      This prospectus describes our Dividend Reinvestment and Cash Payment Plan (the “Plan”). The Plan provides a convenient and economical way for our shareholders to reinvest cash dividends and, through optional cash payments, to purchase our common stock, $2.50 par value per share. Each share of our common stock automatically includes an associated right to purchase common stock under the Stockholder Protection Rights Agreement that we entered into in December 2000. In this prospectus, every reference to our common stock is meant also to include the associated rights to purchase common stock. Effective as of the date of this prospectus, this Plan replaces our direct purchase plan (the “Old Plan”) and we have changed the administrator.

      The agent for the Plan (the “Agent”) is The Bank of New York or any successor thereto appointed by us from time to time.

      Shares purchased under the Plan may be, at our option, newly issued shares, shares purchased on the open market by the Agent or any combination of the foregoing. The price at which shares of our common stock will be purchased directly from us will be the average of the high and low price per share paid on the last day on which our common stock was traded preceding the investment date as reported on the composite tape for New York Stock Exchange listed securities administered by the Consolidated Tape Association (see question 10 under “Description of the Plan” inside). The price at which shares of our common stock purchased by the Agent on the open market will be deemed to have been acquired will be the average price (including brokerage commission) of all shares purchased by the Agent for participants in the Plan on the relevant investment date.

      Please note that a service fee of 3% of the cash dividend reinvested up to a maximum of $1.50 per dividend transaction will be deducted from the dividend amount paid and reinvested. A service fee of $1.50 will be deducted from the optional cash amount invested.

      Participation in the Plan is entirely voluntary. Any shareholder who does not participate in the Plan will receive cash dividends, as declared, by check.

      If you are a registered holder of our common or preferred stock, you may participate in the Plan by completing a Plan enrollment authorization card, which may be obtained from the Agent. If you are a beneficial owner of shares held by a broker or other custodial institution for your account, you may participate in the Plan only if your broker has established procedures that permit its customers to participate in plans such as ours.

      This prospectus relates to 15,000,000 shares of our common stock registered for sale under the Plan and should be retained for future reference.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 1 of this prospectus.

These Securities have not been approved or disapproved by the Securities and Exchange Commission or by any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 2, 2003

RISK FACTORS
DESCRIPTION OF THE PLAN
FEDERAL INCOME TAX CONSEQUENCES
USE OF PROCEEDS
LIABILITY
EXPERTS
LEGAL OPINION
COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
PART II
SIGNATURES
EX-5.01 Opinion and Consent of Gary R. Johnson
EX-23.01 Consent of Deloitte & Touche LLP
EX-23.02 Consent of PricewaterhouseCoopers LLP
EX-24.01 Power of Attorney

      No person has been authorized to give any information or to make any representation not contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities offered hereby or any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our company since the date hereof.

RISK FACTORS

      You should carefully consider the risks described below as well as any cautionary language or other information contained in this prospectus or incorporated by reference before participating in the Plan. The risks described in this section are those that we consider to be the most significant to your decision whether to participate in the Plan. If any of the events described below occurs, our business, financial condition or results of operations could be materially harmed.

Risks Related to Our Ownership of NRG

      Our subsidiary, NRG, is in default under its debt obligations and, along with many of its subsidiaries, has filed a voluntary petition for protection under the bankruptcy laws. The creditors of NRG and its subsidiaries could attempt to make claims against us, including claims to substantively consolidate our assets and liabilities with those of NRG or its subsidiaries and claims under piercing the corporate veil, alter ego, control person and related theories. These claims, if successful, would have a material adverse effect on our financial condition and liquidity, and our common stock.

      Since mid-2002, NRG has experienced severe financial difficulties, resulting primarily from lower prices for power and declining credit ratings. These financial difficulties have caused NRG to, among other things, fail to make payments of interest and/or principal aggregating over $400 million on indebtedness of approximately $4 billion outstanding and incur asset impairment charges and other costs in excess of $3 billion. These asset impairment charges include write-offs for anticipated losses on sales of several projects as well as anticipated losses related to projects for which NRG has stopped funding.

      On March 26, 2003, our board of directors approved a tentative settlement with holders of most of NRG’s long-term notes and the steering committee representing NRG’s bank lenders regarding alleged claims of such creditors against us, including claims related to the Support Agreement between us and NRG dated May 29, 2002. Under the terms of the tentative settlement we would pay up to $752 million to NRG to settle claims of NRG against us, including all claims under the Support Agreement, claims of NRG creditors who elect to release us under the NRG plan of reorganization and any potential claims against us for fraudulent transfer, breach of fiduciary duty, payments made by NRG to us, any veil piercing, alter ego or control person claims, unjust enrichment, fraud, misrepresentations and violations of state or federal securities laws.

      On May 14, 2003, NRG and certain of NRG’s U.S. affiliates filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code to restructure their debt. Neither we nor any of our other subsidiaries were included in the filing. NRG’s plan of reorganization filed with the U.S. Bankruptcy Court for the Southern District of New York incorporates the terms of an overall settlement (based on the settlement discussed above) among NRG, us and NRG’s major creditor constituencies that provides for payments by us to NRG and its creditors of up to $752 million.

      A plan support agreement reflecting this overall settlement has been signed by us, holders of approximately 40 percent in principal amount of NRG’s long-term notes and bonds along with two NRG banks who serve as co-chairs of the global steering committee for the NRG bank lenders. This agreement will become effective upon execution by holders of approximately an additional ten percent in principal amount of NRG’s long-term notes and bonds and by a majority of NRG bank lenders representing at least two-thirds in principal amount of NRG’s bank debt. The terms of the plan support agreement with NRG’s major creditors are basically the same as the March 26, 2003 tentative settlement discussed above.

      The NRG plan of reorganization provides that NRG, certain of its direct and indirect majority-owned subsidiaries and, to the maximum extent permitted by law, each creditor of NRG would be deemed to have released Xcel Energy, as of the effective date of the plan of reorganization, from claims against us related to NRG or the NRG bankruptcy, whether or not such creditor has participated in or voted in favor of the plan of reorganization or provided us with a release. However, it is not certain that the bankruptcy court will approve the deemed release by those NRG subsidiaries and NRG creditors that do not voluntarily release us. Moreover, NRG’s plan of reorganization, which also incorporates the terms of the overall settlement, might not be confirmed by the bankruptcy court in the form originally filed with the bankruptcy court. Because many of the conditions to the overall settlement, and ultimately confirmation of the entire plan of reorganization, are not within our control, the settlement may not be effectuated in a timely manner, or at all. If the settlement is not effectuated, our potential exposure to NRG and its creditors could exceed $752 million.

      If the settlement is not effectuated in the NRG bankruptcy proceeding, NRG or its creditors could seek to substantively consolidate us with NRG or could assert other claims against us under piercing the corporate veil, alter ego, control person or other related theories. Even if the settlement is effectuated, those creditors of NRG who did not release us could seek to substantively consolidate us with NRG or could assert other claims against us under piercing the corporate veil, alter ego, control person or other related theories.

      The equitable doctrine of substantive consolidation would permit a bankruptcy court to disregard the separateness of related entities, such as NRG and us, and to consolidate and pool the entities’ assets and liabilities and treat them as though held and incurred by one entity where the interrelationship among the entities warrants such consolidation. Substantive consolidation is an equitable remedy in bankruptcy that results in the pooling of assets and liabilities of a debtor with one or more of its debtor affiliates or, in very rare circumstances, non-debtor affiliates, solely for the purposes of the bankruptcy case, including treatment under a reorganization plan. The practice of substantive consolidation is not expressly authorized under the Bankruptcy Code and there are no definitive rules as to when a court will order substantive consolidation. Courts agree, however, that substantive consolidation should be invoked sparingly. A court’s decision whether to order substantive consolidation turns primarily on the facts of the case.

      Circumstances that courts have generally considered in determining whether to substantively consolidate the assets and liabilities of a debtor and one or more of its affiliated entities in cases under the Bankruptcy Code include: (a) whether such entities operate independently of one another; (b) whether corporate or other applicable organizational formalities are observed in the operation of such entities; (c) whether the assets of such entities are kept separate and whether records are kept that permit the segregation of the assets and liabilities of such entities; (d) whether such entities hold themselves out to the public as separate entities; (e) whether such entities have maintained separate financial statements; (f) whether such entities have made intercompany guarantees on loans; (g) whether such entities share common officers, directors or employees; (h) whether the creditors have relied on the financial condition of an entity separately from the financial condition of the entity proposed to be consolidated in extending credit; (i) whether the consolidation of, or the failure to consolidate, the assets and liabilities of such entities will result in unfairness to creditors; and (j) whether consolidation of such entities will adversely impact the chances of a successful reorganization.

      If NRG or its creditors were to assert claims of substantive consolidation, or piercing the corporate veil, alter ego, control person or related theories, in an NRG bankruptcy proceeding, the bankruptcy court could resolve the issue in a manner adverse to us, thus making our assets available to satisfy NRG’s obligations. One of the creditors of an NRG project that filed involuntary bankruptcy proceedings against that project included claims against NRG and has separately made claims against us relating to that project. Other creditors of NRG projects also have threatened, or may threaten, to make similar or other substantial claims against us based on our control of NRG. If a bankruptcy court were to allow substantive consolidation of us with NRG, or if another court were to allow other related claims against us, it could have a material adverse effect on us and on our ability to make payments on our obligations, and could ultimately cause us to seek to restructure under the protection of the bankruptcy laws.

      If we incur significant liabilities relating to NRG, we may not have sufficient resources to satisfy those claims, and it could adversely affect our common stock.

      As discussed above, the bankruptcy court may substantively consolidate us with NRG and make our assets available to satisfy NRG’s obligations. Also as discussed above, the overall settlement among us, NRG and NRG’s major creditors may not be effectuated.

      Even without substantive consolidation, however, we have certain other potential exposures to claims relating to NRG. In May 2002, we entered into a Support Agreement pursuant to which we agreed to provide up to $300 million to NRG under certain circumstances. As discussed above, we have entered into a settlement with NRG and various NRG credit constituencies pursuant to which we have agreed to pay up to $752 million to settle claims of NRG against us, including under the Support Agreement, and claims of NRG creditors who elect to release us under the NRG plan of reorganization. We may be required to provide NRG with these funds.

      We have also provided various guarantees and bond indemnities supporting certain of NRG’s and its subsidiaries’ obligations, guaranteeing the payment or performance under specified agreements or transactions of NRG. As a result, our exposure under the guarantees is based upon the net liability of the relevant subsidiary under the specified agreements or transactions. The majority of our guarantees limit our exposure to a maximum amount stated in the guarantees. As of June 30, 2003, the maximum amount stated in our guarantees of obligations of NRG and its subsidiaries was approximately $172 million and our actual aggregate exposure on guarantees of obligations of NRG and its subsidiaries at June 30, 2003 was approximately $45 million, which amount will vary over time. As of June 30, 2003, we had provided indemnities to sureties in respect of bonds for the benefit of NRG and its subsidiaries in an aggregate amount of approximately $3 million. Our exposure under these guarantees and indemnities is addressed in the settlement agreement and there will be no additional exposure beyond the $752 million provided for in the settlement agreement if the settlement agreement is effectuated.

      Even without substantive consolidation, we may also have additional potential exposure to certain liabilities relating to employee benefit plans maintained for the benefit of the employees of NRG:

•	Eligible current or former NRG employees participate in one of our qualified defined benefit pension plans, with the result that our plan is liable for benefits earned by these employees for their past service and may be liable for additional benefits earned by these employees in the future. As part of the settlement discussed above, we have proposed to maintain the NRG benefit formulas for NRG employees in our pension plan until the effective date of the NRG plan of reorganization. Following the effective date, NRG employees would stop actively participating and their benefits earned through the effective date of NRG’s plan of reorganization would generally be frozen and would remain obligations of us and our pension plan.

•	Some current or former NRG employees participate in non-qualified deferred compensation plans that we or other subsidiaries, including NRG, maintain. To the extent NRG fails to pay benefits accrued by its current or former employees under these plans, such employees may seek payment from us. If we are found liable for such payment, it could be material. As part of the settlement discussed above, we would maintain responsibility for only those portions of the benefits under such plans that are legally allocable to us by virtue of prior service by those employees as Xcel Energy or

Northern States Power Company employees, which portions will be determined by NRG and Xcel Energy prior to the effective date of the NRG plan of reorganization.

•	NRG maintains a long-term incentive plan under which options for 2,914,839 of our shares are outstanding. Such options, which have a weighted average exercise price of $29.80, would become fully exercisable if a change of control (as defined in the plan) of NRG were to occur during or following bankruptcy proceedings.

•	NRG participates in a multiemployer pension plan covered by Title IV of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), with respect to certain employees covered by collective bargaining agreements. If NRG were to withdraw from this plan in a complete or partial withdrawal while it was a member of our controlled group within the meaning of ERISA (generally, subsidiaries of which we own directly or indirectly at least 80%), we would be liable under ERISA for any portion of the resulting withdrawal liability imposed under Title IV of ERISA that NRG is unable to pay. If such withdrawal were to occur now, our withdrawal liability may be material.

      In addition, we may incur liability for certain tax obligations of NRG. Under regulations issued by the U.S. Department of the Treasury, each member of a consolidated group during any part of a consolidated federal income tax return year is severally liable for the tax obligation of the entire consolidated group for that year. NRG was a member of our consolidated group before March 2001. While NRG may be eligible for re-inclusion in our consolidated group as of June 2002, as part of the overall settlement with us included in NRG’s plan of reorganization, NRG would not be reconsolidated. If the IRS determines that NRG owes additional taxes and NRG does not pay them, the IRS would look to one or more members of the consolidated group, including us, for taxes owed by NRG for tax periods when NRG was a member of the consolidated group. Under a tax matters agreement to be entered into as part of the settlement, NRG would be obligated to reimburse us for any NRG taxes paid by us to the IRS.

      If the settlement is not effectuated, NRG could seek to require that we reconsolidate it and its subsidiaries as of June 2002. If NRG were successful, the tax rules would probably prevent us from claiming a worthless stock deduction with respect to our investment in NRG. We could also be required to make certain payments to NRG under our December 2000 tax allocation agreement, which sets forth the rights and responsibilities of the members of our consolidated tax group. While any payments pursuant to that agreement would be funded by tax savings we would realize from the use of NRG’s losses, any resulting inability to claim a worthless stock deduction with respect to a reconsolidated NRG could have a material adverse effect on our business, financial condition or results of operations.

      We may not have access to adequate funds in the event that we are substantively consolidated with NRG or we incur other significant liabilities relating to NRG. If these events were to occur, it would adversely affect our ability to make payments on our obligations and could adversely affect the price of our common stock.

      Recent and ongoing lawsuits relating to our ownership of NRG could impair our profitability and liquidity and could divert the attention of our management.

      On July 31, 2002, a lawsuit purporting to be a class action on behalf of purchasers of our common stock between January 31, 2001 and July 26, 2002, was filed in the United States District Court in Minnesota. The complaint named Xcel Energy; Wayne H. Brunetti, our Chairman, President and Chief Executive officer; Edward J. McIntyre, our former Vice President and Chief Financial Officer; and James J. Howard, our former Chairman, as defendants. Among other things, the complaint alleged violations of Section 10(b) of the Securities Exchange Act and Rule 10b-5 related to allegedly false and misleading disclosures concerning various issues, including “round trip” energy trades, the existence of cross-default provisions in our and NRG’s credit agreements with lenders, NRG’s liquidity and credit status, the supposed risks to our credit rating and the status of our internal controls to monitor trading of its power. Since the filing of the lawsuit on July 31, 2002, several additional lawsuits were filed with similar allegations, one of which added claims on behalf of a purported class of purchasers of two series of NRG Senior Notes issued by NRG in January 2001. The cases have all been consolidated, and a consolidated amended complaint has been filed. The amended complaint charges false and misleading disclosures concerning “round trip” energy trades and the existence of provisions in our credit agreements with lenders for cross-defaults in the event of a default by NRG; it adds as additional defendants Gary R. Johnson, our Vice President and General Counsel, Richard C. Kelly, our Vice President and Chief Financial Officer, two former executive officers of NRG (David H. Peterson, Leonard A. Bluhm) and one current executive officer of NRG (William T. Pieper) and a former independent director of NRG (Luella G. Goldberg); and it adds claims of false and misleading disclosures (also regarding “round trip” trades and the cross-defaults provisions) under Section 11 of the Securities Act. On August 15, 2002, a shareholder derivative action was filed in the same court as the class actions described above purportedly on our behalf, against our directors and certain present and former officers, citing essentially the same circumstances as the class actions and asserting breach of fiduciary duty. Subsequently, two additional derivative actions were filed in the state trial court for Hennepin County, Minnesota, against essentially the same defendants, focusing on alleged wrongful energy trading activities and asserting breach of fiduciary duty for failure to establish and maintain adequate accounting controls, abuse of control and gross mismanagement. In addition, complaints have been filed against us, certain of our present and former officers and directors and the members of our board of directors in the United States District Court for the District of Colorado under the Employee Retirement Income Security Act by participants in our 401(k) plan and ESOP plan, alleging breach of fiduciary duty in allowing or encouraging purchase, contribution and/or retention of our common stock in the plans, and misleading statements and omissions in that regard, and purporting to represent classes from as early as September 23, 1999 forward. We have filed motions to dismiss the claims in each of these matters. None of the motions has yet been ruled upon.

      On February 26, 2003, Fortistar Capital, Inc. and Fortistar Methane, LLC (together, “Fortistar”) filed a $1 billion lawsuit in the Federal District Court for the Northern District of New York against us and five present or former employees of NRG and NEO Corp., a subsidiary of NRG. In the lawsuit, Fortistar claims that the defendants violated the Racketeer Influenced and Corrupt Organizations Act (“RICO”) and committed fraud by engaging in a pattern of negotiating and executing agreements “they intended not to comply with” and “made false statements later to conceal their fraudulent promises.” The allegations against us are, for the most part, limited to purported activities related to the contract for NRG’s Pike Energy power facility in Mississippi and statements related to an “equity infusion” into NRG by us. The plaintiffs allege damages of some $350 million and also assert entitlement to a trebling of these damages under the provisions of RICO. The present and former NRG and NEO Corp. officers and employees have requested indemnity from NRG and NRG is now examining these requests. We cannot at this time estimate the likelihood of an unfavorable outcome to the defendants in this lawsuit.

      On October 17, 2002, Stone & Webster, Inc. and Shaw Constructors, Inc. filed an action in the United States District Court in Mississippi against us; Wayne H. Brunetti, Chairman, President and Chief Executive Officer; Richard C. Kelly, Vice President and Chief Financial Officer; NRG and certain NRG subsidiaries. Plaintiffs allege they had a contract with a single purpose NRG subsidiary for construction of a power generation facility, which was abandoned before completion but after substantial sums had been spent by plaintiffs. They allege breach of contract, breach of an NRG guarantee, breach of fiduciary duty, tortious interference with contract, detrimental reliance, misrepresentation, conspiracy, and aiding and abetting, and seek to impose alter ego liability on defendants other than the contracting NRG subsidiary through piercing the corporate veil. The complaint seeks compensatory damages of at least $130 million plus demobilization and cancellation costs and punitive damages at least treble the compensatory damages. The court has now agreed to stay the proceeding while the parties engage in settlement discussions regarding plaintiff’s lawsuit.

      If any one or a combination of these cases or other similar claims result in a substantial monetary judgment against us or are settled on unfavorable terms, our results of operations and liquidity could be materially adversely affected.

      Defaults at additional NRG projects could cause us to recognize significant additional losses and write-downs.

      We currently account for NRG using the equity method of accounting, which provides for limitations on our recognition of NRG losses. These limitations provide for loss recognition until our investment is written off to zero, and then to continue if financial commitments exist beyond amounts already invested. As of June 30, 2003, we have stopped recognizing equity in the losses of NRG. However, given possible changing business conditions at NRG and the pending resolution of its plan of reorganization, additional write-downs or losses of NRG may be required to be recorded by us. We are unable at this time to determine the possible magnitude of any additional such write-downs or losses attributable to NRG activity, but they could be material. Depending on the amount and timing of such losses and write-downs, it could impact our ability to pay dividends on our common stock, due to restrictions under the Public Utility Holding Company Act of 1935 (“PUHCA”) discussed below.

Risks related to our Liquidity and Access to the Capital Markets

      In 2002, our credit ratings were lowered and could be further lowered in the future. If this were to occur, our access to capital would be negatively affected and the price of our common stock could decline.

      Since mid-2000, our credit ratings and access to the capital markets have been significantly and negatively affected, and may be further affected in the future. As of June 30, 2003, our senior unsecured debt was rated “BBB-” (CreditWatch positive) by Standard & Poor’s and “Baa3” (stable outlook) by Moody’s. Standard & Poor’s short-term rating on our commercial paper is “A-2.” Our commercial paper is rated “not prime” by Moody’s. Any further downgrade of our debt securities would increase our cost of capital and impair our access to the capital markets. This could adversely affect our financial condition and results of operations.

      As of July 30, 2003, we had no commercial paper outstanding and had borrowings of approximately $130 million under our five-year credit facility, which matures in November 2005.

      Our cost of new borrowings to replace our commercial paper could be greater than the historical cost of our commercial paper. As a result of our loss of access to the commercial paper market, we are more dependent upon accessing the capital markets. Access to the capital markets on favorable terms will be impacted by our credit ratings (and the ratings of our affiliated companies) and prevailing conditions in the capital markets.

      Our current ratings or those of our affiliates may not remain in effect for any given period of time and a rating may be lowered or withdrawn entirely by a rating agency. In particular, under the current rating methodology used by Standard & Poor’s, our ratings could be changed to reflect a change in credit ratings of any of our affiliates. Further, adverse developments related to the NRG bankruptcy case, particularly as they might affect us, could have an adverse effect on our credit ratings and therefore our liquidity.

      We provide various guarantees and bond indemnities supporting some of our subsidiaries by guaranteeing the payment or performance by those subsidiaries of specified agreements or transactions. Our exposure under the guarantees is based upon the net liability of the relevant subsidiary under the specified agreements or transactions. The majority of our guarantees limit our exposure to a maximum amount that is stated in the guarantees. As of June 30, 2003, we had guarantees outstanding with a maximum stated amount of approximately $467 million, of which $172 million relates to NRG, and actual aggregate exposure of approximately $63 million, of which $45 million relates to NRG, which amounts will vary over time. We have provided indemnities to sureties in respect of bonds for the benefit of our subsidiaries. The total amount of bonds with this indemnity outstanding as of June 30, 2003 was approximately $71 million, of which $3 million relates to NRG and its subsidiaries.

      If either Standard & Poor’s or Moody’s were to downgrade our credit rating below investment grade, we may be required to provide credit enhancement in the form of cash collateral, letters of credit or other security to satisfy part or potentially all of these exposures. If both Standard & Poor’s and Moody’s were to downgrade our debt securities below investment grade, it would restrict our ability to issue long-term debt securities. See “— We are subject to regulatory restrictions on accessing capital.”

      Any such downgrading of our ratings would increase our cost of capital, impair our access to the capital markets and adversely affect our liquidity position.

      Our reduced access to sources of liquidity may increase our cost of capital and our dependence on bank lenders and external capital markets.

      Historically, we have relied on bank lines of credit, the commercial paper market and dividends from our regulated utility subsidiaries to meet our cash requirements, including dividend payments to our shareholders, and the short-term liquidity requirements of our business. Given the recent events at NRG discussed previously and our current short-term ratings, however, we do not have access to the commercial paper market.

      Our ability to obtain bank financing on favorable terms could limit our ability to contribute equity or make loans to our subsidiaries, including our regulated utilities, and may cause us and our subsidiaries to seek alternative sources of funds to meet temporary cash needs.

      Furthermore, until the issues related to NRG are resolved, our access to the capital markets may be constrained. Access to the capital markets and our cost of capital will be affected by our credit ratings (and the ratings of our affiliated companies) and prevailing conditions in the capital markets. If we are unable to access the capital markets on favorable terms, our ability to fund our operations and required capital expenditures and other investments may be adversely affected.

      Our utility subsidiaries also rely on accessing the capital markets to support their capital expenditure programs and other capital requirements to maintain and build their utility infrastructure and comply with future requirements such as installing emission-control equipment. The ability of our utility subsidiaries to access the capital markets also has been negatively impacted by events at NRG.

      We must rely on cash from our subsidiaries to make dividend payments.

      We are a holding company and thus our investments in our subsidiaries are our primary assets. Substantially all of our operations are conducted by our subsidiaries. Consequently, our operating cash flow, our ability to service our indebtedness and to pay dividends, depends upon the operating cash flow of our subsidiaries and the payment of funds by them to us in the form of dividends. Our subsidiaries are separate legal entities that have no obligation to pay any amounts due pursuant to our obligations or to make any funds available for that purpose or for dividends on our common stock, whether by dividends or otherwise. In addition, each subsidiary’s ability to pay dividends to us depends on any statutory and/or contractual restrictions that may be applicable to such subsidiary, which may include requirements to maintain minimum levels of working capital and other assets.

      As discussed above, our utility subsidiaries are regulated by various state utility commissions which generally possess broad powers to ensure that the needs of the utility customers are being met. To the extent that the state commissions attempt to impose restrictions on the ability of our utility subsidiaries to pay dividends to us, it could adversely affect our ability to pay dividends on our common stock and preferred stock or otherwise meet our financial obligations.

      We are subject to regulatory restrictions on accessing capital and paying dividends.

      We are a public utility holding company registered with the SEC under PUHCA. PUHCA contains limitations on the ability of registered holding companies and certain of their subsidiaries to issue securities. Such registered holding companies and subsidiaries may not issue securities unless authorized by an exemptive rule or order of the SEC. The amount of dividends that we can pay also is limited by PUHCA, in that unless there is an order from the SEC, we may declare and pay dividends only out of retained earnings.

      Because the exemptions available to us to issue securities are limited, we sought and received financing authority from the SEC under PUHCA for various financing arrangements. Our financing authority permits us, subject to satisfaction of certain conditions, to issue through September 30, 2003 up to $2 billion of common stock and long-term debt and $1.5 billion of short-term debt at the holding company level.

      One of the conditions of our original financing order was that our ratio of common equity to total capitalization, on a consolidated basis, be at least 30 percent. During 2002 and 2003, we were required to record significant asset impairment losses from sales or divestitures of NRG assets and businesses, from NRG’s canceling or deferring the funding of certain projects under construction, and from NRG’s deciding not to contribute additional funds to certain projects already operating. As a result, our common equity ratio fell below 30 percent and our retained earnings were eliminated. As of June 30, 2003 and taking into account the effects of the deconsolidation of NRG following its bankruptcy filing, our common equity ratio was approximately 40 percent.

      Another condition of our financing order is that our long-term debt securities be rated investment grade by at least one nationally recognized rating agency. As of June 30, 2003, our senior unsecured debt was rated “BBB-” (CreditWatch positive) by Standard & Poor’s and “Baa3” (stable outlook) by Moody’s.

      On December 20, 2002, we filed a revised request with the SEC seeking additional financing authorization to conduct our business as proposed during 2003. We sought an increase of $500 million in the amount of long-term debt and common equity we are authorized to issue from $2.0 billion to $2.5 billion. In addition, we proposed that our common equity, as reflected on our most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, will be at least 30 percent of total consolidated capitalization, provided that in the event that we do not satisfy the 30 percent common equity standard, we may issue common stock. We further asked the SEC to reserve jurisdiction over the authorization for us and our subsidiaries to engage in any other financing transactions authorized under current SEC orders and in the instant request at a time that we do not satisfy the 30 percent common equity standard. We also requested that the SEC permit us to pay up to $260 million of dividends out of capital and unearned surplus in the event we ceased to have retained earnings. On

May 29, 2003, we received approval to pay up to $152 million of dividends out of capital and unearned surplus, but the SEC reserved jurisdiction over our request for additional financing authority.

      On July 18, 2003, we filed a new request with the SEC seeking an extension of our current financing authority through September 30, 2004 and to release jurisdiction over our request to increase our authority to issue common stock and long-term debt from $2 billion to $2.5 billion. We have issued $2 billion of long-term debt and common stock. Consequently, absent further authorization from the SEC under PUHCA, we will not be able to issue any additional common stock (other than through benefit plans or the Plan) or long-term debt. Other than the $130 million under our 5-year facility and any current maturities of long-term debt, we have no short-term debt outstanding at the holding company level.

      As a result of additional write-downs at NRG, our retained earnings were a deficit of approximately $245 million on June 30, 2003. Based on current retained earnings levels and assumptions regarding third quarter earnings and the timing of recognition of tax benefits associated with our investment in NRG, it appears unlikely that we would have sufficient retained earnings to pay third quarter dividends without a waiver from the SEC under PUHCA. We intend to request authorization from the SEC to pay our third quarter dividend out of capital and unearned surplus. In the event that authorization is not received from the SEC to pay the third quarter dividend in that manner, and assuming that the NRG plan of reorganization is approved by NRG’s creditors in 2003 as expected, we currently expect to have retained earnings sufficiently positive before the end of 2003 to pay dividends from retained earnings at that time.

      It is possible that we may be required to recognize further losses and that our common equity ratio may fall below the 30 percent level and that we may not have sufficient retained earnings to pay dividends on our common stock. If that occurs and we are unable to obtain additional relief from the SEC, we may not be able to issue securities or pay dividends on our common stock and preferred stock and otherwise meet our capital and other needs.

      For additional information regarding our liquidity and capital resources, and the effect that the recent reductions in our credit ratings have had on our access to capital, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” in our Annual Report on Form 10-K for the year ended December 31, 2002 and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2003 and June 30, 2003.

Risks Associated with Our Business

      Our profitability depends in part on the ability of our utility subsidiaries to recover their costs from their customers and there may be changes in circumstances or in the regulatory environment that impair the ability of our utility subsidiaries to recover costs from their customers.

      We are subject to comprehensive regulation by several federal and state utility regulatory agencies, which significantly influences our operating environment and our ability to recover our costs from utility customers. The utility commissions in the states where our utility subsidiaries operate regulate many aspects of our utility operations including siting and construction of facilities, customer service and the rates that we can charge customers.

      As a result of the energy crisis in California and the financial troubles at a number of energy companies, including the financial challenges of NRG, the regulatory environments in which we operate have received an increased amount of public attention. The profitability of our utility operations is dependent on our ability to recover costs related to providing energy and utility services to our customers. Although we believe that the current regulatory environment applicable to our business would permit us to recover the costs of our utility services, it is possible that there could be changes in the regulatory environment that would impair our ability to recover costs historically absorbed by our customers. State utility commissions generally possess broad powers to ensure that the needs of the utility customers are being met. We may be asked to ensure that our ratepayers are not harmed as a result of the credit and liquidity events at NRG. The state utility commissions also may seek to impose restrictions on the ability of our utility subsidiaries to pay dividends to us. If successful, this could materially and adversely affect our ability to meet our financial obligations, including our ability to pay dividends on our common stock and preferred stock.

      In light of the recent credit and liquidity events regarding NRG, we face enhanced scrutiny from our state regulators. On August 8, 2002, the Minnesota Public Utilities Commission (“MPUC”) asked for information related to the impact of NRG’s financial circumstances on NSP-Minnesota. Subsequent to that date, several newspaper articles alleged concern about the reporting of service quality data and NSP-Minnesota’s overall maintenance practices. In an order dated October 22, 2002, the MPUC opened an investigation into the accuracy of NSP-Minnesota’s reliability records and to allow for further review of its maintenance and other service quality measures. The Minnesota Department of Commerce and Office of Attorney General have begun an investigation of these issues. There is no scheduled date for completion of these investigations. On August 4, 2003, the state agencies jointly filed with the MPUC a report issued by Fraudwise, an investigation firm. Fraudwise had previously been engaged by the state agencies to investigate the validity of allegations involving the integrity of NSP-Minnesota’s service quality reporting. The findings of the August 4, 2003 report are generally consistent with the previously disclosed findings in Fraudwise’s preliminary report that our record keeping contains inconsistencies and misstatements and that it would be nearly impossible to establish the magnitude of misstatements in the record keeping system. The report also states that NSP-Minnesota’s records were unreliable and appear to have been manipulated by a small number of employees to ensure compliance with state-imposed standards. NSP-Minnesota is continuing its internal review of these matters and has taken remedial actions to address the record keeping deficiencies. The MPUC has indicated that it is reviewing the report and expects to have a hearing on the matters addressed in the report within two to four months. While our potential exposure is not quantifiable at this time, these investigations, and any attendant remedial actions, may materially and adversely affect the financial position and results of operations of NSP-Minnesota.

      Moreover, the chair of the South Dakota Public Utilities Commission (“SDPUC”) recently indicated an intention by that commission to open an investigation into service quality issues. In particular, the investigation would focus on NSP-Minnesota’s operations in the Sioux Falls area, which has experienced a number of recent power outages. NSP-Minnesota is working with the SDPUC to provide information and to answer their inquiries regarding service quality in NSP-Minnesota’s service territory in South Dakota. No docket has been opened. If a docket is opened and NSP-Minnesota is found to have violated its service quality obligations, such proceeding could have a material adverse effect on our financial condition and results of operations.

      The Public Service Commission of the State of Wisconsin and the Public Utilities Commission of the State of Colorado (the “CPUC”) have also asked for information related to the impact of NRG’s financial circumstances on NSP-Wisconsin and PSCo, respectively. Neither commission has begun a formal investigation and although the CPUC has opened a docket to consider whether PSCO’s cost of debt has been adversely affected by the financial difficulties at NRG and, if so, whether any adjustments to PSCO’s cost of capital should be made in connection with its 2002 annual electric department earnings test.

      The events relating to NRG could also negatively impact the positions taken by the state regulatory commissions pending and future rate proceedings, which could result in reduced recovery of our costs.

      As discussed above, our system also is subject to the jurisdiction of the SEC under PUHCA, which imposes a number of restrictions on the operations of registered holding company systems. These restrictions include, subject to certain exceptions, a requirement that the SEC approve securities issuances, payments of dividends out of capital or unearned surplus, sales and acquisitions of utility assets or of securities of utility companies and acquisitions of other businesses. PUHCA also generally limits the operations of a registered holding company like us to a single integrated public utility system, plus additional energy-related businesses. PUHCA rules require that transactions between affiliated companies in a registered holding company system be performed at cost, with limited exceptions.

      The FERC has jurisdiction over wholesale rates for electric transmission service and electric energy sold in interstate commerce, hydro facility licensing and certain other activities of our utility subsidiaries. Federal, state and local agencies also have jurisdiction over many of our other activities.

      We are unable to predict the impact on our operating results from the future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations and hence could materially and adversely affect our ability to meet our financial obligations, including paying dividends on our common stock and preferred stock.

      We are subject to commodity price risk, credit risk and other risks associated with energy markets.

      We are exposed to market and credit risks in our generation, retail distribution and energy trading operations. To minimize the risk of market price and volume fluctuations, we enter into physical and financial derivative instrument contracts to hedge purchase and sale commitments, fuel requirements and inventories of natural gas, distillate fuel oil, electricity and coal, and emission allowances. However, physical and financial derivative instrument contracts do not completely eliminate risks, including commodity price changes, market supply shortages, credit risk and interest rate changes. The impact of these variables could result in our inability to fulfill contractual obligations, significantly higher energy or fuel costs relative to corresponding sales contracts or increased interest expense.

      Credit risk includes the risk that counterparties that owe us money or energy will breach their obligations. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative arrangements. In that event, our financial results could be adversely affected and we could incur losses.

      We mark our energy trading portfolio to estimated fair market value on a daily basis (mark-to-market accounting), which causes earnings variability. Quoted market prices are utilized in determining the value of electric energy, natural gas and related derivative commodity instruments. For longer-term positions, which are limited to a maximum of eighteen months, and certain short-term positions for which market prices are not available, we utilize models based on forward price curves. These models incorporate estimates and assumptions as to a variety of factors such as pricing relationships between various energy commodities and geographic locations. Actual experience can vary significantly from these estimates and assumptions.

      We may be subject to enhanced scrutiny and potential liabilities as a result of our trading operations.

      On May 8, 2002, in response to disclosure by Enron Corporation of certain trading strategies used in 2000 and 2001 that may have violated market rules, the FERC ordered all sellers of wholesale electricity and/or ancillary services to the California Independent System Operator or Power Exchange, including us, to respond to data requests, including requests about the use of certain trading strategies. On May 22, 2002, we reported to the FERC that we had not engaged directly in the trading strategies identified in the May 8th inquiry. However, we reported that at times during 2000 and 2001, our regulated operations did sell energy to another energy company that may then have resold the electricity for delivery into California as part of an overstated electricity load in schedules submitted to the California Independent System Operator. During that period, our regulated operations made sales to the other electricity provider of approximately 8,000 megawatt-hours in the California intra-day market, which resulted in revenues to us of approximately $1.5 million. We cannot determine from our records what part of such sales was associated with over-schedules due to the volume of records and the relatively small amount of sales.

      To supplement the May 8, 2002 request, on May 21, 2002, the FERC ordered all sellers of wholesale electricity and/or ancillary services in the United States portion of the Western Systems Coordinating Council during 2000 and 2001 to report whether they had engaged in activities referred to as “wash”, “round trip” or “sell/buyback” trading. On May 31, 2002, we reported to the FERC that we had not engaged in so-called “round trip” electricity trading as identified in the May 21, 2002 inquiry.

      On May 13, 2002, independently and not in direct response to any regulatory inquiry, we reported that PSCo had engaged in transactions in 1999 and 2000 with the trading arm of Reliant Resources, Inc. (“Reliant”) in which PSCo bought power from Reliant and simultaneously sold the same quantity back to Reliant. For doing this, PSCo normally received a small profit. PSCo made a total pretax profit of approximately $110,000 on these transactions. These transactions included one trade with Reliant in which PSCo simultaneously bought and sold power at the same price without realizing any profit. In this transaction, PSCo agreed to buy from Reliant 15,000 megawatts per hour, during the off-peak hours of the months of November and December 1999. Collectively, these sales with Reliant consisted of approximately 10 million megawatt hours in 1999 and 1.8 million megawatt hours in 2000 and represented approximately 55 percent of our trading volumes for 1999 and approximately 15 percent of our trading volumes for 2000. The purpose of the non-profit transaction was in expectation of entering into additional future for-profit transactions, such as the ones described above. PSCo engaged in these transactions with Reliant for the proper commercial objective of making a profit. PSCo did not enter into these transactions to inflate volumes or revenues and, at the time the transactions occurred, the transactions were reported net in PSCo’s financial statements.

      We have also received a subpoena from the SEC for documents concerning “round trip trades,” as identified in the subpoena, in electricity and natural gas with Reliant for the period from January 1, 1999 to the present. The SEC subpoena is issued pursuant to a formal order of private investigation that does not name us as a subject of the investigation. Based upon accounts in the public press, we believe that similar subpoenas in the same investigation have been served on other industry participants. We are cooperating with the regulators and taking steps to assure satisfactory compliance with the subpoenas.

      If it were to be determined that we acted improperly in connection with these trading activities, we could be subject to a range of potential sanctions, including civil penalties and loss of market-based trading authority.

      In addition, a number of actions have been filed in state and federal courts relating to power sales in California and other Western markets from May 2000 through June 2001. Although we and PSCo have not been named in the California litigation, it is possible that we could be brought into the pending litigation, or named in future proceedings. There are also actions pending at FERC regarding these and similar issues. We cannot assure you that we will not have to pay refunds or other damages as a result of these proceedings. Any such refunds or damages could have an adverse effect on our financial condition and results of operations.

      Pursuant to a formal order of investigation, on June 17, 2002 the Commodity Futures Trading Commission (the “CFTC”) issued broad subpoenas to us on behalf of our affiliates, including NRG, calling for production, among other things, of “all documents related to natural gas and electricity trading.” Since that time, we have produced documents and other materials in response to numerous more specific requests under the June 17, 2002 subpoenas. Certain of these requests and our responses have concerned so-called “round-trip trades.” By a subpoena dated January 29, 2003 and related letter requests, the CFTC has requested that we produce all documents related to all data submittals and documents provided to energy industry publications. Also beginning on January 29, 2003, the CFTC has sought testimony from twenty current and former employees and executives, and may seek additional testimony from other employees and executives, concerning the reporting of energy transactions to industry publications. We have produced documents and other materials in response to the January 29, 2003 subpoena, including documents identifying instances where e prime reported natural gas transactions to an industry publication in a manner inconsistent with the publication’s instructions.

      As a result of our own ongoing investigation of this matter, representatives of Xcel Energy met on June 12, 2003 with representatives of the CFTC and the Office of the United States Attorney for the District of Colorado. We have determined that e prime employees reported inaccurate trading information to an industry publication and may have reported inaccurate trading information to other industry publications. e prime ceased reporting to publications in 2002. We continue to cooperate in the government’s investigation, but cannot predict its outcome.

      A number of energy companies have stated in documents filed with the FERC that employees reported fictitious natural gas transactions to industry publications. Several companies have agreed to pay a total of $23 million to the CFTC to settle alleged violations related to the reporting of fictitious transactions. These and other energy companies are also subject to a recent order by the FERC placing requirements on natural gas marketers related to reporting. In addition, two individual traders from the companies that were fined have been charged in criminal indictments with reporting fictitious transactions.

      We believe none of e prime’s reporting to industry publications had any effect on the financial accounting treatment of any transaction reported in our books and records. We are unable to determine if any reporting of inaccurate trade information to industry publications affected price indices. To date, the investigation indicates that there are no similar issues with respect to electricity trading reporting.

      We are continuing to investigate this matter and e prime has terminated or accepted resignations from four employees in Denver and has suspended several other employees pending completion of the investigation.

      We received a Notice of Violation from the United States Environmental Protection Agency (the “EPA”) alleging violations of the New Source Review requirements of the Clean Air Act at two of our stations in Colorado and we continue to respond to information requests related to several of our plants in Minnesota. The ultimate financial impact to us is uncertain at this time.

      On November 3, 1999, the United States Department of Justice filed suit against a number of electric utilities for alleged violations of the Clean Air Act’s New Source Review (“NSR”) requirements related to alleged modifications of electric generating stations located in the South and Midwest. Subsequently, the EPA also issued requests for information pursuant to the Clean Air Act to numerous other electric utilities, including us, seeking to determine whether these utilities engaged in activities that may have been in violation of the NSR requirements. In 2001, we responded to the EPA’s initial information requests related to our plants in Colorado.

      On July 1, 2002, we received a Notice of Violation (“NOV”) from the EPA alleging violations of the NSR requirements at PSCo’s Comanche and Pawnee Stations in Colorado. The NOV specifically alleges that various maintenance, repair and replacement projects undertaken at the plants in the mid- to late-1990s were non-routine “major modifications” and should have required a permit under the NSR process. We believe we acted in full compliance with the Clean Air Act and NSR process. We believe that the projects identified in the NOV fit within the routine maintenance, repair and replacement exemption contained within the NSR regulations or are otherwise not subject to the NSR requirements. We also believe that the projects would be expressly authorized under the EPA’s NSR policy announced by the EPA administrator on June 22, 2002 and proposed in the Federal Register on December 31, 2002. We disagree with the assertions contained in the NOV and intend to vigorously defend our position. As required by the Clean Air Act, the EPA met with us in a conference in September 2002 to discuss the NOV.

      If the EPA is successful in any subsequent litigation regarding the issues set forth in the NOV or any matter arising as a result of its information requests, it could require PSCo to install additional emission control equipment at the facilities and pay civil penalties. Civil penalties are limited to not more than $25,000 to $27,500 per day for each violation, commencing from the date the violation began. The ultimate financial impact to us is not determinable at this time.

      The EPA also issued requests for information pursuant to the Clean Air Act to our subsidiary NSP-Minnesota. In 2001, NSP-Minnesota responded to the EPA’s initial information requests related to its plants in Minnesota. On May 22, 2002, the EPA issued a follow-up information request to NSP-Minnesota seeking additional information regarding NSR compliance at its plants in Minnesota. NSP-Minnesota has completed its response to the follow-up information request. NSP-Minnesota believes that it acted in full compliance with the Clean Air Act and the NSR requirements. However, if the EPA disagrees and NSP-Minnesota is unsuccessful in resolving any issues, it may be required to install additional emission control equipment at the facilities at significant cost and pay civil penalties, which could have a material adverse effect on our financial condition and results of operations.

      On December 10, 2001, the Minnesota Pollution Control Agency (MPCA) issued a notice of violation to our subsidiary, NSP-Minnesota, alleging air quality violations related to the replacement of a coal conveyor and violations of an opacity limitation at the A.S. King generating plant. This NOV is separate from and not related to the requests for information discussed above. The MPCA based its notice of violation in part on an environmental protection agency (EPA) determination that the replacement constituted reconstruction of an affected facility under the Clean Air Act’s New Source Review requirements. On June 27, 2003, the EPA rejected NSP-Minnesota’s request for reconsideration of that determination. The New Source Performance Standard for coal handling systems is unlikely to require the installation of any emission controls not currently in place on the plant. It may impose additional monitoring requirements that would not have material impact on NSP-Minnesota or its operations. In addition, the MPCA or EPA may impose civil penalties for violations of up to $27,500 per day per violation. NSP-Minnesota is working with the MPCA to resolve the notice of violation.

      Our subsidiary, PSCo, has received a notice from the Internal Revenue Service (the “IRS”) proposing to disallow certain interest expense deductions that PSCo claimed in 1993 through 1997. Should the IRS ultimately prevail on this issue, our liquidity position and financial results could be materially adversely affected.

      One of PSCo’s wholly owned subsidiaries, PSR Investments, Inc. (“PSRI”), owns and manages, among other things, life insurance policies on some of PSCo’s employees known as corporate-owned life insurance (“COLI”) policies. At various times, PSCo made borrowings against the cash values of these COLI policies and deducted the interest expense on these borrowings. The IRS issued a Notice of Proposed Adjustment to PSCo proposing to disallow interest expense deductions PSCo had taken in tax years 1993 through 1997 related to COLI policy loans. In late 2001, PSCo received a technical advice memorandum from the IRS National Office that communicated a position adverse to PSRI. Consequently, we expect the IRS to continue disallowing the interest deductions and seeking to impose an interest charge on the resulting underpayment of taxes for the tax years 1993 through 1997.

      We intend to challenge the IRS determination, which could require several years to reach final resolution. Because management continues to believe it will successfully resolve this matter without a material adverse impact on our results of operations, PSRI has not recorded any provision for income tax or interest expense related to this matter and continued to take deductions for interest expense related to policy loans on income tax returns for subsequent years. However, defense of our position may require significant cash outlays on a temporary basis if refund litigation is pursued in United States District Court.

      The total disallowance of interest expense deductions for the period of 1993 through 1997 is approximately $175 million. Additional interest expense deductions for the period 1998 through 2002 are estimated to total approximately $317 million. Should the IRS ultimately prevail on this issue, tax and interest payable through December 31, 2002 would reduce earnings by an estimated $214 million (after tax). Because we are continuing to claim deductions for interest expenses related to these COLI policy loans, the tax and interest ultimately owed by us, should the IRS and state tax agencies ultimately prevail, will continue to increase over time.

      Should the IRS ultimately prevail on the COLI loan policy issue, our liquidity position and financial results could be materially adversely affected.

      Recession, acts of war or terrorism could negatively impact our business.

      The consequences of a prolonged recession and adverse market conditions may include the continued uncertainty of energy prices and the capital and commodity markets. We cannot predict the impact of any continued economic slowdown or fluctuating energy prices. However, such impact could have a material adverse effect on our financial condition and results of operations.

      The conflict in Iraq and any other military strikes or sustained military campaign may affect our operations in unpredictable ways and may cause changes in the insurance markets, force us to increase security measures and cause disruptions of fuel supplies and markets, particularly with respect to gas and energy. The possibility that infrastructure facilities, such as electric generation, transmission and distribution facilities, would be direct targets of, or indirect casualties of, an act of war may affect our operations. War and the possibility of further war may have an adverse impact on the economy in general. A lower level of economic activity might result in a decline in energy consumption, which may adversely affect our revenues and future growth. Instability in the financial markets as a result of war may also affect our ability to raise capital and to pay dividends.

      Further, like other operators of major industrial facilities, our generation plants, fuel storage facilities and transmission and distribution facilities may be targets of terrorist activities that could result in disruption of our ability to produce or distribute some portion of our energy products. Any such disruption could result in a significant decrease in revenues and significant additional costs to repair and insure our assets, which could have a material adverse impact on our financial condition and results of operation.

      Increased competition resulting from restructuring efforts could have a significant financial impact on us and our utility subsidiaries and consequently decrease our revenue.

      Retail competition and the unbundling of regulated energy and gas service could have a significant financial impact on us and our subsidiaries due to an impairment of assets, a loss of retail customers, lower profit margins and/or increased costs of capital. The restructuring may have a significant impact on our financial position, results of operations and cash flows. We cannot predict when we will be subject to changes in legislation or regulation, nor can we predict the impact of these changes on our financial position, results of operations or cash flows. We believe that the prices our utility subsidiaries charge for electricity and gas and the quality and reliability of their service currently place them in a position to compete effectively in the energy market.

      For additional information regarding the regulatory environment in which we operate and certain other matters regarding our business discussed above, see Notes 1, 15, 18, 19 and 20 to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2002 and Notes 7 and 8 to our Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 2003.

      We are a public utility holding company with six utility subsidiaries: (i) Northern States Power Company, a Minnesota corporation (“NSP-Minnesota”), which serves approximately 1.3 million electric customers and approximately 430,000 gas customers in Minnesota, North Dakota and South Dakota; (ii) Public Service Company of Colorado, a Colorado corporation (“PSCo”), which serves approximately 1.3 million electric customers and approximately 1.2 million gas customers in Colorado; (iii) Southwestern Public Service Company, a New Mexico corporation (“SPS”), which serves approximately 390,000 electric customers in portions of Texas, New Mexico, Oklahoma and Kansas; (iv) Northern States Power Company, a Wisconsin corporation (“NSP-Wisconsin”), which serves approximately 230,000 electric customers and approximately 90,000 gas customers in northern Wisconsin and Michigan; (v) Cheyenne Light, Fuel and Power Company, a Wyoming corporation, which serves approximately 37,000 electric customers and approximately 30,000 gas customers in and around Cheyenne, Wyoming; and (vi) Black Mountain Gas Company, an Arizona corporation, which serves approximately 9,300 customers in Arizona, and which is in the process of being sold pending regulatory approval.

      Our regulated businesses also include WestGas InterState Inc., an interstate natural gas pipeline company. Prior to January 2003, our regulated businesses included Viking Gas Transmission Company.

      We also own or have an interest in a number of nonregulated businesses, the largest of which is NRG Energy, Inc. (“NRG”). NRG is a global energy company, primarily engaged in the ownership and operation of power generation facilities and the sale of energy, capacity and related products. As discussed in more detail above under “Risk Factors,” on May 14, 2003, NRG and some of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

      In addition to NRG, our nonregulated subsidiaries include: (i) Utility Engineering Corporation, which is involved in engineering, construction and design; (ii) Seren Innovations, Inc., which is involved in broadband telecommunications services; (iii) e prime, inc. (“e prime”), which is involved in natural gas marketing and trading, (iv) Planergy International Inc., which is involved in energy management consulting and demand-side management services; (v) Eloigne Company, which is involved in ownership of rental housing projects that qualify for low-income housing tax credits; and (vi) Xcel Energy International Inc., an international independent power producer.

      We were incorporated in 1909 under the laws of Minnesota as Northern States Power Company. On August 18, 2000, we merged with New Century Energies, Inc. and our name was changed from Northern States Power Company to Xcel Energy Inc. We are a registered holding company under the Public Utility Holding Company Act of 1935 (“PUHCA”).

      Our principal executive offices are located at 800 Nicollet Mall, Suite 3000, Minneapolis, Minnesota 55402, and our telephone number at that location is (612) 330-5500.

DESCRIPTION OF THE PLAN

      The following, in question and answer form, sets forth the provisions of the Plan effective as of the date of this prospectus.

PURPOSE

     1.     WHAT IS THE PURPOSE OF THE PLAN?

      The purpose of the Plan is to provide our own common and preferred shareholders with a convenient and economical method of purchasing our common stock. Once enrolled in the Plan, shareholders (the “Participants”) may reinvest cash dividends and, through optional cash payments, purchase additional shares of common stock at regular intervals. Although we expect the Plan to appeal to many shareholders, it is entirely optional. Each shareholder who desires to participate must make an election in the manner set out herein unless he or she is already a Participant in the Plan or was a participant in the Old Plan. All participants in the Old Plan will automatically be enrolled in the Plan. (See Question 5.)

ADVANTAGES

     2.     WHAT ARE THE ADVANTAGES OF THE PLAN?

      Participants in the Plan may:

      a. have cash dividends on all or part of the shares of our common stock or preferred stock registered in their names automatically reinvested in our common stock and also invest optional cash payments in our common stock; or

      b. continue to receive cash dividends on shares registered in their names and invest in our common stock by making optional cash payments of not less than $50 per payment nor more than $100,000 per calendar year.

      Participants will pay a service fee of 3% up to $1.50 on dividend reinvestment and $1.50 for optional cash purchases under the Plan. The service fee will be deducted from the amount of the dividend reinvested or the optional cash payment, as the case may be, prior to the purchase of shares of our common stock. In addition, if the shares are being purchased on the open market, participants will also pay a brokerage commission of $.05 per share. However, because the Agent will be making purchases on behalf of all Participants it is expected that the amount of commissions actually paid by a Participant would be minimal compared to that paid by a shareholder who invests on his or her own outside of the Plan. In the event shares are purchased in the open market, the share price will be adjusted to reflect the shareholder-paid commission.

      Full investment of funds is possible under the Plan because the Plan permits fractions of shares, as well as full shares, to be purchased for Participants’ accounts. Dividends on such fractions, as well as on full shares, will be used to purchase additional shares for the Participants’ accounts. The Plan includes a safekeeping service which permits Participants to deposit all of their common stock certificates with the Agent, thereby reducing shareholders’ risk of loss of physical certificates and making it convenient for shareholders to hold all shares of our common stock in one account. In addition, regular account statements will provide Participants with a record of each transaction.

ADMINISTRATION

     3.     WHO ADMINISTERS THE PLAN FOR PARTICIPANTS?

      By participating in the Plan each Participant designates The Bank of New York (or a successor thereto) as his or her Agent under the Plan. The Bank of New York will administer the Plan, purchase shares of our common stock as Agent for Participants in the Plan, serve as custodian for shares on deposit in the Plan, keep records, send statements of account to Participants and perform other duties relating to the Plan. Shares of our common stock purchased under the Plan will be registered in the name of the Agent (or its nominee) and held by the Agent for each Participant in the Plan.

      Participants may contact the Agent at 1-877-778-6786 between the hours of 8:00 A.M. and 8:00 P.M. Eastern Time, Monday through Friday. The interactive voice response is available 24 hours a day, 7 days per week. Should you want to contact the Agent in writing, please send your inquiry to one of the following addresses:

      For general inquiries regarding the Plan:

The Bank of New York
Church Street Station
P.O. Box 11258
New York, New York 10286-1258

      Please include in your letter a telephone number where you may be reached during business hours.

      For optional cash investments, sales, transfers, deposits or withdrawals, mail the tear-off portion of your transaction advice or account statement to:

The Bank of New York
Investment Services Department/ Xcel
P.O. Box 1958
Newark, New Jersey 07101-9774

or, you may call 1-877-778-6786, the Agent’s toll-free number, with your instructions or visit our website www.stockbny.com

      To access this site you must first request a Personal Identification Number (PIN).

Log onto www.stockbny.com
Click on “Account Access”
Click on “First Time User”
Follow instructions to request a PIN

      A temporary PIN will be mailed to your registered address. When you receive this PIN, log into the web site, then proceed to “Shareholder Login for Established PINS.” You will be prompted to change your temporary PIN. You can then begin to access the features of this site. Please keep your new PIN in a safe place for future account access.

PARTICIPATION

     4.     WHO IS ELIGIBLE TO PARTICIPATE?

      The Plan is available to our shareholders. Shareholders who wish to participate must be holders of record of our common stock or preferred stock (“Eligible Shareholders”). A shareholder can elect to participate only with respect to shares registered in his or her own name. If you are a beneficial owner of shares held by a broker or other custodial institution for your account, you may participate in the Plan only if your broker has established procedures that permit its customers to participate in Plans such as this one. We reserve the right to deny, modify, suspend or terminate participation by any person or entity. (See Question 29).

     5.     HOW DOES AN ELIGIBLE SHAREHOLDER JOIN THE PLAN?

      In order to join the Plan an Eligible Shareholder must properly complete an enrollment authorization card (the “Enrollment Authorization Card”) and return it to the Agent.

      An Enrollment Authorization Card may be obtained at any time by contacting the Agent at 1-888-778-6786 or by visiting their website www.stockbny.com and downloading the card.

      An Eligible Shareholder may choose to participate in the dividend reinvestment portion of the Plan to the extent of all or part of the shares of our common stock registered in his or her name and he or she may also make optional cash payments. Alternatively, an Eligible Shareholder may choose to participate in the optional cash payment portion only, and continue to receive cash dividends on shares registered in his or her name. Dividends on shares purchased through the optional cash payments portion of the Plan will be automatically reinvested under the Plan.

     6.     WHAT DOES THE ENROLLMENT AUTHORIZATION CARD PROVIDE?

      The Enrollment Authorization Card allows you to indicate how you wish to participate in the Plan.

      Participants must indicate whether dividends should be fully or partially reinvested and whether any additional optional cash payments are to be made. Participants may choose one of the following three options:

1) FULL DIVIDEND REINVESTMENT: Dividends on all shares of our common stock and preferred stock registered in a Participant’s name will be reinvested in additional shares of our common stock and a Participant will also be entitled to invest optional cash payments in additional shares.

2) PARTIAL DIVIDEND REINVESTMENT: By designating the number of shares on which dividends will be reinvested, a Participant can cause the dividends on the designated shares to be reinvested in our common stock and will also be entitled to invest optional cash payments in additional shares.

3) OPTIONAL CASH PAYMENTS ONLY: Dividends on shares registered in a Participant’s name will be paid in cash and will not be reinvested. A Participant may send optional cash payments (in an amount not less than $50) to the Agent which will be invested in additional shares. The amount of optional cash payments which may be made by a Participant may not exceed $100,000 per calendar year. Dividends on all shares purchased with optional cash payments and credited to a Participant’s account under this aspect of the Plan will, however, be reinvested in additional shares unless and until a Participant requests that the purchased shares be registered in his or her name. (See Questions 12 and 18.)

      Shareholders who do not participate in the Plan will receive cash dividends, as declared.

     7.     WHEN MAY AN ELIGIBLE SHAREHOLDER JOIN THE PLAN?

      An Eligible Shareholder may join the Plan at any time. If an Enrollment Authorization Card specifying “Full Dividend Reinvestment” or “Partial Dividend Reinvestment” is properly completed and received by the Agent in sufficient time to process prior to payment of a particular dividend, then reinvestment of the designated dividends will commence with that dividend payment. Otherwise, participation will begin with the following dividend payment. Dividend Payment Dates (which are “investment dates” for reinvested dividends) normally are January 20, April 20, July 20 and October 20.

      An Eligible Shareholder may make an initial optional cash payment when enrolling by enclosing a check with the Enrollment Authorization Card. Optional cash payments also may be made at any time after a shareholder has returned a properly completed Enrollment Authorization Card to the Agent. Optional cash payments are invested weekly on Friday or, if such day is not a business day, on the next business day. (See Question 13 for information concerning the investment of optional cash payments.)

COSTS

8.	ARE THERE ANY COSTS TO PARTICIPANTS IN CONNECTION WITH PURCHASES AND SALES UNDER THE PLAN?

      If the shares for the Plan are purchased on the open market, Participants will be charged a brokerage commission of $.05 per share. In addition, whether or not shares are purchased on the market or directly from us, a fee of 3% up to $1.50 is charged for dividend reinvestment shares and $1.50 for optional cash investments. Participants that request the sale of any of their Plan shares must pay any related brokerage commissions and a $15 service fee per sale transaction. The Agent may effect open market purchases and sales of shares for the Plan through an affiliated broker-dealer which would receive a commission for effecting such transactions. We may change from time to time the amount of commissions and fees charged to Participants.

SOURCE OF SHARES

     9.     WHAT IS THE SOURCE OF SHARES PURCHASED UNDER THE PLAN?

      We have the sole discretion to determine whether shares purchased under the Plan will come from the authorized and unissued shares of our common stock or shares purchased on the open market by the Agent for Participants. We will not change our determination as to the source of the shares more than once in any three month period. Any such change will be based on a determination by our Chief Financial Officer with respect to our capital needs or another compelling reason for a change.

PURCHASES

10.	WHAT WILL BE THE PRICE OF SHARES OF COMMON STOCK PURCHASED UNDER THE PLAN?

      The price at which authorized and unissued shares of our common stock will be purchased from us will be the average of the high and low price per share paid on the last day on which our common stock was traded preceding the investment date as reported on the composite tape for New York Stock Exchange listed securities administered by the Consolidated Tape Association.

      The price at which shares of our common stock purchased by the Agent on the open market will be deemed to have been acquired will be the average price (including brokerage commissions) of all shares purchased by the Agent for Participants in the Plan for the relevant investment date. The Agent may purchase shares in the open market or in negotiated transactions as soon as practicable (but in no event more than 15 calendar days) after the applicable investment date, subject to any waiting periods under applicable securities laws or stock exchange regulations. Such purchases may be made on any securities exchange where our common stock is traded.

      The Agent may commingle Participants’ funds (dividends and optional cash payments) with those of others participating in the Plan and may offset purchase and sale orders for the same investment date. The Agent shall have no responsibility as to the market value of shares acquired for Participants’ accounts.

11.	HOW MANY SHARES OF COMMON STOCK WILL BE PURCHASED FOR PARTICIPANTS?

      Participants cannot request that a specific number of shares be purchased for their accounts. Each Participant’s account will be credited with the number of shares, including fractions computed to four decimal places, equal to the total amount invested by the Participant (less service fees and in the case of open market purchases, the brokerage commissions) divided by the purchase price per share.

12.	WILL CERTIFICATES BE ISSUED TO PARTICIPANTS FOR SHARES OF COMMON STOCK PURCHASED UNDER THE PLAN?

SHARES PURCHASED UNDER THE PLAN WILL BE ISSUED IN BOOK ENTRY.

      Certificates for whole shares of our common stock purchased under the Plan will be issued upon written request to the Agent by utilizing the tear-off stub on the account statement. A Participant may also request certificates by contacting the Agent by telephone, toll free at 1-877-778-6786, and requesting a personal identification number (“pin number”). Once a Participant has received a pin number, the Participant may contact the Agent by telephone to request certificates. (See Question 18 for instructions on certificate issuance and Question 25 for information on termination of participation in the Plan.)

13.	WHEN WILL DIVIDENDS AND/OR OPTIONAL CASH PAYMENTS BE INVESTED?

      Dividends will be reinvested in additional shares of our common stock on the regular dividend payment dates (each, an “investment date”), or as soon as practicable thereafter. Our normal dividend payment dates are January 20, April 20, July 20 and October 20. Optional cash payments will be invested on the Friday of each week or, if such day is not a business day, on the next business day (also “investment dates”) or as soon as practicable thereafter. Shares purchased will be credited to a Participant’s account on each Investment Date or as soon as practicable thereafter. Optional cash payments received on or before 12:00 Noon Eastern Time the business day preceding a given Investment Date will be invested on that Investment Date. Optional cash payments received on or after a given Investment Date will be held by the Agent until the next Investment Date. We recommend that optional cash payments be sent so as to be received shortly before an Investment Date since no interest will be paid on cash held until an investment date. (See Questions 16 and 17 for information on when dividends will be paid on shares purchased with optional cash payments.)

OPTIONAL CASH PAYMENTS

     14.     WHO IS ELIGIBLE TO MAKE OPTIONAL CASH PAYMENTS?

      Eligible Shareholders who are Participants in the Plan or who have submitted a properly completed Enrollment Authorization Card may make optional cash payments at any time.

      Eligible Shareholders may make an initial optional cash payment of not less than $50 per payment nor more than $100,000 total per calendar year when enrolling in the Plan by enclosing a check with the properly completed Enrollment Authorization Card. Checks should be made payable to The Bank of New York — Xcel Energy Plan and mailed with the Enrollment Authorization Card. Thereafter, optional cash payments may be made at any time by sending your personal check along with the tear-off portion of your account statement or transaction advice to the Agent.

      Once enrolled in the Plan, Participants who wish to make regular optional investments should contact the Agent to request an automatic monthly deduction form. This program provides the convenience of having monthly optional cash investments automatically deducted by electronic funds transfer (“EFT”), from your checking or savings account, at any qualified financial institution that participates in the automated clearing house. Deductions are made on the 25th of each month, or if such date is not a business day, the deduction will be made on the preceding business day. For each automated monthly investment, participants will incur a transaction fee of $1.50 plus a brokerage commission of $0.05 per share. Such payments are subject to a minimum optional cash investment of $50.00 per transaction and a maximum annual investment of $100,000 per calendar year.

      Optional cash investments must be made either by EFT or check drawn on a US Bank, in US currency, payable to “The Bank of New York — Xcel Energy Plan.” To make a payment by check, mail the tear-off portion of your account statement along with your check to The Bank of New York using the address indicated Question 3. Cash, third party checks, money orders, travelers checks and checks not drawn on a US Bank or not in US currency will not be accepted and will be returned to the sender.

      For optional cash investments, purchases are made at least once a week. Depending on the number of shares being purchased and current trading volume in the shares, purchases may be executed in multiple transactions and may be traded on more than one day.

      In the event that a participant’s optional cash investment check is returned unpaid for any reason, or a participant’s designated bank account for EFT does not have sufficient funds for his/her authorized monthly deduction, The Bank of New York will immediately remove from the participant’s account shares which were purchased in anticipation of the collection of such funds. These shares will be sold to recover any uncollected funds. If the net proceeds of the sale of such shares are insufficient to recover in full the uncollected amounts, The Bank of New York reserves the right to sell such additional shares from any of the Participant’s accounts maintained by the Bank of New York as may be necessary to recover in full the uncollected balance.

      It is the responsibility of the Plan Participant to immediately notify The Bank of New York of any changes in EFT information as it relates to the plan participant’s authorized monthly deductions. Participants will be charged a fee of $20.00 for returned checks and/or failed EFT payments. The Bank of New York reserves the right to sell additional shares from any of the Participant’s accounts maintained by The Bank of New York as may be necessary to recover the service fee at the time the check and/or EFT is returned to The Bank of New York.

      Participants should be aware that the share price may fluctuate between the time your purchase request is received by The Bank of New York and the time purchase is made on the open market. The Bank of New York may, at its own discretion, accept written requests to revoke instructions.

REPORTS TO PARTICIPANTS

     15.     WHAT KIND OF REPORTS WILL BE SENT TO PARTICIPANTS IN THE PLAN?

      Soon after investment of optional cash payments and/or dividends, Participants will receive a statement indicating the amount of dividends and optional cash payments, the purchase price, number of shares purchased and the total number of shares in their account. These statements are a Participant’s continuing record of the tax cost of the Participant’s purchases of our common stock under the Plan, and should be retained for income tax purposes until such time as the Participant has disposed of all such shares. Participants will also receive copies of our annual and quarterly reports to shareholders and proxy statements.

DIVIDENDS

     16.     WILL PARTICIPANTS BE CREDITED WITH DIVIDENDS ON SHARES HELD IN THEIR ACCOUNTS UNDER THE PLAN?

      On the dividend payment date, the Agent will credit the dividends attributable to those outstanding shares held in the Plan for the Participant’s account as of the dividend record date, as well as the dividends attributable to those shares held by Participants as of the dividend record date for which authorization to reinvest in such dividends has been received by the Agent, and will reinvest such dividends net of fee and, in the event of open market purchases, commissions. Shares purchased with reinvested dividends will be credited to the Participant’s account as soon as practicable after such purchase(s) are completed.

      Participants whose participation is limited to optional cash payments will receive dividend checks on those shares registered in their name. Dividends on all shares credited to their account under the Plan will be reinvested in additional shares of our common stock.

     17.     HOW WILL DIVIDENDS ON PLAN SHARES BE HANDLED?

      Dividends on all shares credited to a Participant’s account in the Plan, including shares purchased with reinvested dividends or optional cash payments, will be reinvested in additional shares.

ISSUANCE OF CERTIFICATES

     18.     HOW MAY A PARTICIPANT OBTAIN CERTIFICATES FOR SHARES PURCHASED UNDER THE PLAN?

      WE ENCOURAGE SHAREHOLDERS TO KEEP SHARES IN BOOK ENTRY. A Participant may obtain certificates for any number of whole shares in the Participant’s Plan account at any time by notifying the Agent to that effect in writing or by telephone (and providing his or her pin number). (See Question 12.) Certificates for whole shares of stock will be issued to the Participant, but in no event will certificates for fractional shares be issued. Any shares remaining in the Participant’s account will continue to be credited to that account, and dividends paid with respect thereto may be reinvested in additional shares, until participation in the Plan is terminated. (See Question 25 for information on termination of participation and liquidation of fractional shares.) If only fractional shares remain in a Participant’s account after certificates are issued, the account will be terminated and a check will be sent to the Participant for the fractional shares at fair market value. (See Question 29.)

SAFEKEEPING SERVICE

     19.     CAN PARTICIPANTS DEPOSIT THEIR REGISTERED SHARES WITH THE PLAN?

      A Participant may deposit any common stock certificates in his or her possession and registered in his or her name with the Agent for safekeeping. Shares deposited for safekeeping will be transferred into the name of the Agent, as agent for Participants in the Plan, and credited to the Participant’s account under the Plan. Thereafter, the shares will be treated in the same manner as shares purchased through the Plan. This service eliminates the need for safekeeping by the Participant to protect against loss, theft or destruction of stock certificates with respect to the shares credited to the Participant’s account. Dividends on all Plan shares held for a Participant by the Agent will be reinvested.

     20.     WHAT ARE THE ADVANTAGES OF USING THE DEPOSITARY SERVICE OF THE PLAN?

      The Plan’s depositary service for the safekeeping of stock certificates offers two significant advantages. First, the risk associated with loss of stock certificates is eliminated. If a stock certificate is lost, stolen or destroyed, no transfer or sale of the shares may take place until a replacement certificate is obtained. This procedure is not always simple and usually results in costs and paperwork to the shareholder, to us and to our transfer agent. Second, because shares deposited with the Plan for safekeeping are treated in the same manner as shares purchased through the Plan, they may be sold through the Plan in a convenient and efficient manner.

HOW TO SELL OR TRANSFER SHARES

     21.     HOW MAY PARTICIPANTS SELL THE COMMON STOCK UNDER THE PLAN?

      Participants may request that the Agent sell any or all of the shares held for the Participant by submitting the tear-off stub on the account statement or by calling the Agent and providing the Participant’s pin number. (See Question 12.) The Agent will aggregate all shares for which requests to sell were received from Participants and then will complete the sale of such shares in the open market. Shares are sold daily. The Participant will receive the proceeds of the sale less a service fee of $15.00 per sale transaction and any brokerage commission as soon as practicable after the settlement date for the applicable sale.

     22.     MAY A PARTICIPANT TRANSFER ALL OR A PART OF THE PARTICIPANT’S PLAN SHARES TO ANOTHER PERSON?

      Yes. If a Participant wishes to transfer ownership of all or part of the shares of common stock in his or her account through gift, private sale or otherwise, the Participant may effect a transfer by mailing to the Agent at the address in Question 3 a properly executed stock assignment along with a letter giving specific instructions regarding the transfer and both an Enrollment Authorization Card and a Form W-9 (Certification of Taxpayer Identification Number) completed by the transferee. Requests for transfer of such shares are subject to the same requirements as the transfer of common stock certificates, including the requirement of a Medallion signature guarantee on the stock assignment. Brokerage firms and banks generally can provide the Medallion signature guarantee. The Agent will provide the appropriate forms upon request. Any shares so transferred will be withdrawn from the Participant’s account, and the Participant’s account statement will show the number of shares withdrawn.

      A Participant may also transfer all or a portion of the shares of common stock in his or her Plan account into an account established for another person within the Plan. In order to effect such a “book-to-book” transfer, the transferee must complete an Enrollment Authorization Card to open a new account within the Plan. (See Question 5.) The Enrollment Authorization Card should be sent to the Agent along with a written request to effect the “book-to-book” transfer indicating the number of shares to be transferred to the new account. The written request must be signed by all Participants listed on a current Plan account, with a Medallion guarantee of their signatures. Unless otherwise indicated in the Enrollment Authorization Card, the new account will provide for “Full Dividend Reinvestment.” (See Question 6.) A Participant may contact the Agent at 1-877-778-6786 to obtain additional information and required forms to effect a “book-to-book” transfer.

23.	WHEN SHARES IN THE PLAN ARE TRANSFERRED TO ANOTHER PERSON WHO WISHES TO BECOME A PARTICIPANT IN THE PLAN, WILL THE AGENT ISSUE A STOCK CERTIFICATE TO THE TRANSFEREE?

      No. The Agent will retain such shares in book entry. An account in the Plan will be opened in the name of the person to whom such shares are transferred, although a signed Enrollment Authorization Card will be required before the transfer can be effected.

     24.     HOW WILL A TRANSFEREE BE ADVISED OF THE TRANSFER?

      After the transfer has been made, a transferee of shares from a Participant will receive a statement showing the number of shares transferred to and held in the transferee’s Plan account.

TERMINATION BY A PARTICIPANT

     25.     HOW DOES A PARTICIPANT TERMINATE PARTICIPATION IN THE PLAN?

      A Participant may terminate participation in the Plan prior to any dividend payment date by giving written notice of termination, signed by all persons for whom the account is carried, to the Agent or by calling the Agent and providing his or her pin number. (See Question 12.) Any notice received too late to process before the payment date will not become effective until after dividends paid on such payment date have been credited to the Participant’s account and invested as provided in the Plan. After termination, all dividends will be paid to the Participant in cash.

      Upon termination of participation in the Plan, unless the Participant has requested on the Plan termination notice that some or all Plan shares be sold, the Agent will send you a certificate representing the number of full shares in your Plan account and a check in the amount of the market value of any fractional share.

OTHER INFORMATION

     26.     WHAT HAPPENS IF XCEL ENERGY INC. ISSUES A STOCK DIVIDEND OR DECLARES A STOCK SPLIT?

      Any stock dividend or shares resulting from stock splits with respect to shares, both full and fractional, credited to Participants’ accounts will be added to their accounts. Stock dividends or stock splits distributed on shares of our common stock registered in the name of the Participant will be mailed directly to the Participant in the same manner as to shareholders who are not participating in the Plan.

     27.     HOW WILL A PARTICIPANT’S PLAN SHARES BE VOTED AT A MEETING OF SHAREHOLDERS?

      All shares credited to an account under the Plan will be voted as directed. If on the record date for a meeting of shareholders there are shares credited to an account under the Plan, proxy material will be sent for such meeting. When an executed proxy is returned in a timely manner, it will be voted with respect to all shares credited to the Participant’s account under the Plan (including any fractional share). Participants may instead vote all of such shares in person at the shareholders’ meeting.

     28.     WHAT IS OUR RESPONSIBILITY UNDER THE PLAN?

      Neither we nor the Agent administering the Plan will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a Participant’s account upon such Participant’s death prior to receiving notice of death.

      The Participant should recognize that neither we nor the Agent can provide any assurance of a profit or protection against loss on any shares purchased under the Plan.

     29.     MAY THE PLAN BE CHANGED OR DISCONTINUED?

      At our direction, the Agent may terminate a Participant’s participation in the Plan if the Participant does not own at least one full share in his or her name or held through the Plan. We also reserve the right to deny, modify, suspend or terminate participation in the Plan by otherwise eligible persons to the extent we deem it advisable or necessary in our discretion to comply with applicable laws or to eliminate practices that are not consistent with the purposes of the Plan. If a Participant’s participation in the Plan is terminated, the Participant will receive certificates for all full Plan shares and a check in the amount of the market value of any fractional Plan share.

FEDERAL INCOME TAX CONSEQUENCES

      The following is a brief summary of the federal income tax consequences of participation in the Plan. It is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements and judicial decisions, all as in effect on the date of this prospectus and all subject to change or differing interpretations, possibly with retroactive effect. This summary does not purport to address all of the tax consequences that may be relevant to a Participant in light of the Participant’s particular circumstances or to Participants that are subject to special rules. Participants are urged to consult their own tax advisors with respect to the federal, state, local and foreign tax consequences of participation in the Plan.

      REINVESTED CASH DIVIDENDS. Dividends, even though reinvested and not actually received by a Participant, are taxable just as though they had been received by the Participant. With respect to reinvested dividends used to purchase shares of common stock on the open market, a Participant will be treated for Federal income tax purposes as having received a distribution in an amount equal to the cash dividend used to purchase those shares (including the Participant’s allocable portion of the brokerage commissions paid to purchase those shares on the open market). With respect to reinvested dividends used to purchase shares directly from us, a Participant will be treated for Federal income tax purposes as having received a distribution equal in amount to the fair market value of the purchased shares on the dividend payment date, including fractional shares, and the applicable service fee. These distributions will be treated as dividend income to a Participant to the extent of our current and accumulated earnings and profits, as determined for Federal income tax purposes, and will be reported on the Participant’s year-end Form 1099-DIV. Shares of common stock acquired with reinvested dividends will have a tax basis equal to the amount paid for the shares, including any brokerage commissions and/or service fee, as applicable, treated as dividend income to a Participant.

      OPTIONAL CASH INVESTMENTS. A Participant who purchases shares of common stock with voluntary cash payments will not recognize any taxable income upon such purchase. The tax basis of such shares will be the amount of the voluntary cash payment.

      RECEIPT OF CERTIFICATES. A Participant will not realize any taxable income when the Participant receives certificates for whole shares credited to the Participant’s account under the Plan, either upon request for certificates, or upon termination of participation or termination of the Plan by us.

      SALE OF SHARES. A Participant will generally recognize gain or loss when shares of common stock acquired under the Plan (including fractions of share) are sold by the Agent at the Participant’s request or are sold after withdrawal from or termination of the Plan. Thus, a Participant who receives, upon termination of participation or termination of the Plan by us, a cash adjustment for a fraction of a share credited to the Participant’s account may realize a gain or loss with respect to such fraction. The amount of such gain or loss will be the difference between the amount which the Participant receives for the shares (or fraction of a share) and the Participant’s tax basis therein. A Participant’s holding period for shares of common stock acquired pursuant to the Plan generally begins on the day following the date the shares are credited to the Participant’s account.

      STATEMENTS. Each statement of account will show the amount of dividends paid and reinvested, shares purchased, as well as the price per share to be used in determining the cost basis of the common stock purchased with reinvested dividends and/or cash payments pursuant to the stock purchase provision of the Plan.

USE OF PROCEEDS

      We have no basis for estimating the number of shares of our common stock that ultimately will be purchased from us pursuant to the Plan or the prices at which such shares will be sold. The net proceeds from the sale of any shares of authorized and unissued stock sold pursuant to the Plan will be added to our general funds and used for general corporate purposes. We will receive no proceeds from shares purchased on the open market pursuant to the Plan.

LIABILITY

      The Bank of New York will not be liable for any losses or liability howsoever incurred by Participants arising from, related to or in connection with the administration of the Plan or The Bank of New York’s actions or non-actions with respect to the Plan (including by way of example and not by way of limitation any losses or claim of liability arising from (i) the failure to terminate a Participant’s account, sell shares in the Plan or invest optional cash investments or dividends without prior receipt of proper documentation and instructions; (ii) the prices at which shares are purchased or sold for the Participant’s account, the timing of such purchases and sales, and the fluctuation of prices of shares (a) between the receipt of cash or dividends for investment and such investment, (b) between the receipt of instructions to sell and such sale and (c) after the purchase and sale of shares, and (iii) the transfer of Shares from Participants account to a broker pursuant to the Profile Program of The Depositary Trust Company) except for such losses and liabilities caused by the negligence or willful misconduct of The Bank of New York; and Participant shall indemnify and hold harmless The Bank of New York from all losses and liabilities incurred by the Bank of New York (including losses and liabilities arising from disputes with Participant) other than those caused by The Bank of New York’s negligence and willful misconduct. In no event shall The Bank of New York be liable for special, consequential or punitive damages or losses due to forces beyond its control (including by way of example and not by way of limitation strikes, work stoppages, acts of war or terrorism, insurrection, revolution, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services).

      These terms and Conditions and the administration of the Plan and The Bank of New York’s duties and responsibilities under the Plan shall be governed by the substantive laws (and not the choice of law rules) of the State of New York; all proceedings relating to the Plan shall be brought by Participant only in courts located in the City of New York; and Participants waive their right to trial by jury.

      The Bank of New York reserves the right to modify the Plan including the right to terminate the Plan upon notice to Plan Participants. In addition, The Bank of New York reserves the right to interpret and regulate the Plan as it deems necessary or desirable in connection with its operation.

      Shares are not insured by the FDIC or any other government agency, are not deposits or other obligations of, and are not guaranteed by, The Bank of New York, and are subject to investment risks, including possible loss of principal amount invested. The Bank of New York and Xcel Energy Inc. provide no advice and make no recommendations with respect to purchasing or selling shares of Xcel Energy Inc. Any decision to purchase or sell must be made by each individual Plan Participant based on his or her own research and judgment. Nothing herein shall be deemed to constitute an offer to sell or a solicitation to buy share(s) of Xcel Energy Inc.

EXPERTS

      The consolidated financial statements of Xcel Energy Inc., except NRG Energy, Inc. and its subsidiaries, as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, incorporated herein by reference have been audited by Deloitte & Touche LLP as stated in their report incorporated herein by reference (which report expresses an unqualified opinion and is based in part on the report of other auditors and includes emphasis on a matter paragraphs relating to the adoption of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, on January 1, 2001, the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, on January 1, 2002 and implications to Xcel Energy Inc. related to credit and liquidity constraints, various defaults under credit arrangements, and a likely Chapter 11 bankruptcy protection filing at NRG Energy, Inc.).

      The consolidated financial statements of NRG Energy, Inc. and subsidiaries, not presented separately herein, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report incorporated herein by reference, which report contains an explanatory paragraph relating to the ability of NRG Energy, Inc. to continue as a going concern as described in Note 1 to the consolidated financial statements of NRG Energy, Inc. as of December 31, 2002 and 2001 and for each of three years in the period ended December 31, 2002, and relating to the adoption of Statements of Financial Accounting Standard No’s. 133, 142 and 144; and is given on the authority of PricewaterhouseCoopers LLP as expert in auditing and accounting.

LEGAL OPINION

      A legal opinion in connection with shares issued under the Plan will be rendered by our counsel, Gary R. Johnson, 800 Nicollet Mall, Suite 3000, Minneapolis, Minnesota. Mr. Johnson is our Vice President and General Counsel and is the beneficial owner of 129,706.92 shares of our common stock.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

      Section 302A.521 of the Minnesota Statutes permits indemnification of officers and directors of domestic or foreign corporations under certain circumstances and subject to certain limitations. Pursuant to authorization contained in the Restated Articles of Incorporation, as amended, Article 4 of our Bylaws contains provisions for indemnification of our directors and officers consistent with the provisions of Section 302A.521 of the Minnesota Statutes. Our Restated Articles of Incorporation also contain provisions limiting the liability of our company’s directors in certain instances.

      We have obtained insurance policies indemnifying our company and our company’s directors and officers against certain civil liabilities and related expenses.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such information is against public policy as expressed in the Act is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

•	our Annual Report on Form 10-K for the year ended December 31, 2002;

•	our Quarterly Reports on Form 10-Q for the periods ended March 31, 2003 and June 30, 2003;

•	our Current Reports on Form 8-K filed with the SEC on January 23, 2003, February 19, 2003, March 7, 2003, April 29, 2003, June 9, 2003, June 13, 2003, June 23, 2003 and August 1, 2003;

•	Exhibit 99.01 to our Form 8-K filed with the SEC on March 13, 2002 which contains a description of our common stock; and

•	our Form 8-A filed with the SEC on January 5, 2001 which contains a description of the rights to purchase common stock which accompany each share of common stock pursuant to the Stockholder Protection Rights Agreement dated as of December 13, 2000 by and between us and Wells Fargo Bank Minnesota, N.A.

and any future filing made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement or until we sell all of the securities.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Corporate Secretary
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402
(612) 330-5500

FORWARD-LOOKING STATEMENTS

This prospectus and the documents it incorporates by reference contain statements that are not historical fact and constitute “forward-looking statements”. When we use words like “believes”, “expects”,

“anticipates”, “intends”, “plans”, “estimates”, “may”, “should”, or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

•	general economic conditions, including the availability of credit, actions of rating agencies and their impact on capital expenditures and our ability and the ability of our subsidiaries to obtain financing on favorable terms;

•	business conditions in the energy industry;

•	competitive factors, including the extent and timing of the entry of additional competition in the markets served by us and our subsidiaries;

•	unusual weather;

•	state, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rates structures, and affect the speed and degree to which competition enters the electric and gas markets;

•	the higher risk associated with our nonregulated businesses compared with our regulated businesses;

•	currency translation and transaction adjustments;

•	risks associated with the California power market;

•	risks related to the financial condition of NRG Energy, Inc. and actions taken by the bankruptcy court in NRG’s bankruptcy proceeding;

•	costs and other effects of legal and administrative proceedings, settlements, investigations and claims, including without limitation claims brought against us by creditors, shareholders or others relating to our ownership of NRG; and

•	the other risk factors discussed under “Risk Factors” or listed from time to time by us in reports filed with the SEC.

      You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail under “Business”, “Management’s Discussion and Analysis” and “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2002 and other documents on file with the Securities and Exchange Commission. You may obtain copies of these documents as described under “WHERE YOU CAN FIND MORE INFORMATION”.

XCEL Energy Inc.

Dividend Reinvestment and

Cash Payment Plan

PROSPECTUS

September 2, 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.     OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      Set forth below is an estimate of the approximate amount of our fees and expenses (other than underwriting discounts and commissions) in connection with the issuance and sale of the common stock (par value $2.50 per share) and the associated rights to purchase common stock pursuant to the Stockholder Protection Rights Agreement dated as of December 13, 2000, by and between our company and Wells Fargo Bank Minnesota, N.A.:

Registration fee under the Securities Act of 1933, as amended	$17,571.48
State qualification fees and expenses	$1,000
Printing	$25,000
Accounting services	$7,500
Company counsel fees	$10,000
Miscellaneous, including telephone, stationery, postage and other out-of-pocket expenses	$75,000

Total	$136,071.48

*	All items are estimated except the first.

ITEM 15.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 302A.521 of the Minnesota Statutes permits indemnification of officers and directors of domestic or foreign corporations under certain circumstances and subject to certain limitations. Pursuant to authorization contained in the Restated Articles of Incorporation, as amended, Article 4 of our Bylaws contains provisions for indemnification of our directors and officers consistent with the provisions of Section 302A.521 of the Minnesota Statutes. Our Restated Articles of Incorporation also contain provisions limiting the liability of our company’s directors in certain instances.

      We have obtained insurance policies indemnifying our company and our company’s directors and officers against certain civil liabilities and related expenses.

ITEM 16.     EXHIBITS.

4.01	—	Articles of Incorporation and Amendments of the Company (Filed as Exhibit 4.01 to the Company’s Form 8-K (File No. 1-3034) filed on August 21, 2000 and incorporated by reference herein).
4.02	—	Bylaws of the Company (Filed as Exhibit 4.3 to the Company’s Registration Statement on Form S-8 (File No. 333-48590) filed on October 25, 2000 and incorporated by reference herein).
5.01	—	Opinion of Gary R. Johnson as to legality of the securities being registered.
23.01	—	Independent Auditors’ Consent of Deloitte & Touche LLP.
23.02	—	Independent Accountants’ Consent of PricewaterhouseCoopers LLP
23.03	—	Legal Counsel’s Consent (See item 5.01).
24.01	—	Power of Attorney.

ITEM 17.     UNDERTAKINGS.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, and State of Minnesota, on the 2nd day of September, 2003.

XCEL ENERGY INC.

By:	/s/ RICHARD C. KELLY

Richard C. Kelly
Vice President and Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Wayne H. Brunetti	Chairman of the Board, President, Chief Executive Officer and Director	September 2, 2003

* David E. Ripka	Controller (Chief Accounting Officer)	September 2, 2003

* C. Coney Burgess	Director	September 2, 2003

* David A. Christensen	Director	September 2, 2003

* Roger R. Hemminghaus	Director	September 2, 2003

* A. Barry Hirschfeld	Director	September 2, 2003

* Douglas W. Leatherdale	Director	September 2, 2003

* Albert F. Moreno	Director	September 2, 2003

* Margaret R. Preska	Director	September 2, 2003

* A. Patricia Sampson	Director	September 2, 2003

Signature		Title	Date

* Allan L. Schuman		Director	September 2, 2003

* Rodney E. Slifer		Director	September 2, 2003

* W. Thomas Stephens		Director	September 2, 2003

*By:	/s/ RICHARD C. KELLY Richard C. Kelly (Attorney-in-Fact) September 2, 2003

II-4